

September 26, 2012

<u>Via E-mail</u>
Mr. Jeff W. Sheets
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

      Re: **ConocoPhillips**
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed February 21, 2012
              Response Letter Dated August 3, 2012
              File No. 1-32395

Dear Mr. Sheets:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Risk Factors, page 31</u>

<u>Our operations present hazards and risks that require significant and continuous oversight, page 33</u>

1.   We note your response to prior comment 2 from our letter to you dated July 20, 2012. In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology or to your business, operations or reputation by cyber attacks or breaches of your cybersecurity. In addition, in order to provide the proper context for your risk factor disclosure, and as you stated in your response letter, please confirm that you will disclose in this revised risk factor that you have experienced occasional actual and attempted breaches of your cybersecurity.

<u>Financial Statements and Supplementary Data, page 77</u>

<u>Supplementary Information - Oil and Gas Operations, page 140</u>

<u>Proved Undeveloped Reserves, page 149</u>

2.   Your response to prior comment number 4 from our letter dated July 20, 2012 indicates, in part, that future development costs, as shown in your presentation of SMOG, includes not only costs related to the development of proved undeveloped reserves, but also includes costs associated with sustaining existing producing reserves ("sustaining costs") and costs associated with the abandonment of the developed assets ("abandonment costs"). Supplementally, tell us the amount of "sustaining costs" and "abandonment costs" included in future development costs per your presentation of SMOG as of December 31, 2011, by year for the first five years and in total. Also, describe for us in greater detail the nature of the "sustaining costs", and explain to us the specific types of actions or activities to which they relate. Finally, explain your accounting policies for "sustaining costs."

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, Laura Nicholson, Staff Attorney, at (202) 551- 3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director